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Exhibit 16.

March 1, 2001


Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentleman:

We were previously principal accountants for Echocath, Inc. (Echocath) and, under the date of October 6, 2000, except as to the second paragraph of Note 17 which is as of November 15, 2000, we reported on the financial statements of Echocath Inc. as of and for the years ended August 31, 2000 and 1999. On March 1, 2001, our appointment as principal accountants was terminated. We have read Echocath's statements included under Item 4 of its Form 8-K dated March 1, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with Echocath's statements that our dismissal was approved by the Board of Directors or that Echocath engaged a new accounting firm.

Very truly yours,

/s/ KPMG LLC
KPMG LLC